As filed with the Securities and Exchange Commission on June 11, 2020

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley India Investment Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley India Investment Fund, Inc.

(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

61745C105
(CUSIP Number of Class of Securities)

522 Fifth Avenue

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq.
1633 Broadway

New York, New York 10019

(Name and Address of Agent for Service)

Copies to:

Mark Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

For more information:
(800) 231-2608

Morgan Stanley

For Immediate Release

Morgan Stanley India Investment Fund, Inc. Announces Tender Offer

NEW YORK, June 11, 2020 — Morgan Stanley India Investment Fund, Inc. (NYSE: IIF) (the “Fund”) announced today that its Board of Directors has approved a tender offer to acquire in exchange for cash up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Tender Offer”).  The Tender Offer will commence on June 12, 2020 and will terminate on July 17, 2020, unless extended.  Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders.  If more than 15 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98.5 percent of the Fund’s net asset value per share.

The Fund is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investments primarily in equity securities of Indian issuers. The Fund’s shares are listed on the NYSE under the symbol “IIF.”

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 700 investment professionals around the world and $584 billion in assets under management or supervision as of March 31, 2020.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

Investors are urged to read the following documents, which will contain important information relating to the Tender Offer, when they become available: (i) the Issuer Tender Offer Statement; (ii) the Form of Notice of Guaranteed Delivery; (iii) the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; (iv) the Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; (v) the Form of Letter to Stockholders; (vi) a Press Release Announcing the Commencement of the Tender Offer; and (vi) any other documents related to the Tender Offer.  Once filed with the Securities and Exchange Commission (the “SEC”), these documents may be obtained free of charge at the SEC’s website at www.sec.gov, or from Morgan Stanley Investment Management Inc. by calling 800-231-2608.

# # #

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.